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                                               Filed by Mattson Technology, Inc.
                                                      Pursuant to Rule 425 under
                                                      the Securities Act of 1933
                                                    and deemed filed pursuant to
                                                   Rule 14a-12 of the Securities
                                                            Exchange Act of 1934
                                       Subject Company: Mattson Technology, Inc.
                                                  Commission File No.: 000-24838

        On June 27, 2000, Mattson Technology, Inc. (the "Company") entered into a definitive Strategic Business Combination Agreement (the "SBCA") to acquire the semiconductor equipment division of STEAG Electronic Systems AG (excluding STEAG's optical storage and photomask operations), and entered into an Agreement and Plan of Merger (the "Merger Agreement") to acquire CFM Technologies, Inc. (NASDAQ: CFMT). The transactions are mutually conditioned on one another and are required to close simultaneously.

        The Company will issue 11,850,000 shares of common stock to STEAG Electronic Systems AG ("SES") under the SBCA, upon the closing. The Company has agreed to issue options to purchase 850,000 shares of common stock at the closing to employees of the entities acquired from SES. As a result of the transaction, SES will hold approximately 32% of the outstanding common stock of the Company. The Company and SES have agreed to enter into a Stockholder Agreement providing, among other things, for the expansion of the Company's Board of Directors from five members to seven, for the election of two persons designated by SES to the Company's Board of Directors, for certain restrictions on future acquisitions or dispositions of Company common stock by SES, and for registration rights in favor of SES. The terms of the transaction with SES are more fully described in the SBCA, which is filed herewith as Exhibit 1 and incorporated herein by reference. The form of the Stockholder Agreement is included as Exhibit B to the SBCA.

        Under the Merger Agreement with CFM Technologies, Inc. ("CFM"), the Company is to acquire CFM in a stock-for-stock merger in which the Company will issue 0.5223 shares of Company common stock for each share of CFM stock outstanding at the closing (which would represent approximately 4,100,000 shares of Company common stock as of June 27, 2000). In addition, the Company will assume all outstanding CFM stock options, based on the same exchange ratio. As of June 27, 2000, CFM had outstanding options to purchase approximately 1,782,000 shares of CFM common stock. The Company has agreed to issue additional options to purchase 500,000 shares of common stock at the closing to employees of CFM. As a result of the transaction, shareholders of CFM will hold approximately 12% of the outstanding common stock of the Company. A representative of CFM will join the Company's Board of Directors at closing. The terms of the transaction with CFM are more fully described in the Merger Agreement, which is filed herewith as Exhibit 2 and incorporated herein by reference.

        The transactions will be accounted for by the Company as purchases. The transaction with CFM is intended to qualify as a tax-free reorganization for purposes of U.S. tax law.

        The transactions are subject to, among other things, the approval of the stockholders of the Company and CFM, clearance under the U.S. and German antitrust laws and other customary closing conditions. The closing of the transactions is expected to occur in January 2001. The parties agreed that the closing would occur no earlier than January 1, 2001 in light of German tax and accounting considerations. The parties agreed to provisions in the SBCA and the Merger Agreement designed to reduce risk of nonconsummation in the event certain conditions are satisfied prior to January 2001.

        The Company announced these transactions by a press release dated June 28, 2000 which was previously filed with the U.S. Securities and Exchange Commission ("SEC") on that date. Certain option and voting agreements between certain parties to the transactions are filed herewith as Exhibits 4 through 7 and incorporated herein by reference.

        Mattson plans to file a Registration Statement on Form S-4 in connection with the transactions and both Mattson and CFM expect to mail a Proxy Statement/Prospectus to their respective stockholders containing information about the transactions. Investors are urged to read the Registration Statement and the Proxy Statements/Prospectuses carefully when they are available. The Registration Statement and the Proxy Statements/Prospectuses will contain important information about Mattson, CFM, the STEAG business being combined with Mattson and CFM and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the SEC at http://www.sec.gov. Copies of the registration statement and Mattson's proxy statement/prospectus may be obtained free of charge from Mattson through the contact listed above.

        In addition to the Registration Statement and the Proxy Statements/Prospectuses, Mattson and CFM file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by Mattson and CFM at the SEC public reference rooms at 450 Fifth Street, NW, Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Mattson and CFM's filings with the SEC are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. Mattson and CFM, their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Mattson's and CFM's respective shareholders in favor of the adoption of the definitive agreements. A description of any interest that Mattson's and CFM's directors and executive officers have in the transactions will be available in the respective Proxy Statements/Prospectuses.
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EXHIBITS

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
Exhibit No.           Description
-----------           -----------
1 Strategic Business Combination Agreement, dated as of June 27, 2000, by and between STEAG Electronic Systems AG, an Aktiengesellschaft organized and existing under the laws of the Federal Republic of Germany, and Mattson Technology, Inc., a Delaware corporation.

2 Agreement and Plan of Merger, dated as of June 27, 2000, by and among Mattson Technology, Inc., a Delaware corporation, M2C Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Mattson Technology, Inc., and CFM Technologies, Inc., a Pennsylvania corporation.

3 Form of Stockholder Agreement to be entered by and among STEAG Electronic Systems AG, an Aktiengesellschaft organized and existing under the laws of the Federal Republic of Germany, Mattson Technology, Inc., a Delaware corporation, and Brad Mattson. (Incorporated by reference to Exhibit B to the Strategic Business Combination Agreement filed as Exhibit 1 to this Rule 425 Statement.)

4 Voting Agreement, dated as of June 27, 2000, by and between STEAG Electronic Systems AG, an Aktiengesellschaft organized and existing under the laws of the Federal Republic of Germany, and Brad Mattson.

5 Stock Option Agreement made and entered into as of June 27, 2000 by and between Mattson Technology, Inc., a Delaware corporation, and CFM Technologies, Inc., a Commonwealth of Pennsylvania corporation.

6 Voting Agreement, dated as of June 27, 2000, by and between CFM Technologies, Inc., a Pennsylvania corporation, and Brad Mattson. (Incorporated by reference to Exhibit A-3 to the Agreement and Plan of Merger filed as Exhibit 2 to this Rule 425 Statement.)

7 Voting Agreement, dated as of June 27, 2000, by and between Mattson Technology, Inc., a Delaware corporation, and Christopher F. McConnell. (Incorporated by reference to
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
                               Exhibit A-2 to the Agreement and Plan of Merger filed as Exhibit 2 to this Rule 425 Statement.)
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